Annual Report

Cover Page

Name of issuer:

LifEngine Animal Health Laboratories Incorporated

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 11/7/2018

Physical address of issuer:

14 4th Street Southwest Suite 203
Rochester MN 55902

Website of issuer:

http://www.leahlabs.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$228,643.00	$523.00
Cash & Cash Equivalents:	$228,643.00	$523.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$46,613.00	$0.00
Net Income:	($276,139.00)	($627.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

LifEngine Animal Health Laboratories Incorporated

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Franklyn G. Prendergast	Consultant	Retired	2019
Wesley A Wierson	CEO	LEAH Labs	2018
Stephen C. Ekker	Professor	Mayo Clinic	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Wesley A Wierson	President	2018
Wesley A Wierson	CEO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Wesley A Wierson	1370000.0 Common stock	26.18

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Research and development in biotechnology is not a sure bet. Hypotheses can be null and proof of concepts can fail. There is no sure bet that LEAH Labs can generate a therapy that will rival the current standard of care.

We have performed "freedom to operate" scans, but there can be no guarantee that our portfolio of technology is free from being subjected to licensing fees, taking money out of our bottom dollar and the ability to grow revenue to the levels we aim for.

This Wefunder campaign raises us money to take our R&D to the next level and get towards proof of concept in sick animals. This campaign does not get us to market and does not guarantee we will ever get to market.

Immunotherapy like CAR T cell therapy can cause severe toxicities and even death in humans. We hypothesize the same toxicities are possible in our canine friends. Should managing these toxicities prove cost-prohibitive in dogs, our therapeutic strategy may fail.

CAR T cell therapy is the hottest area of cancer research today. Headlines, both positive and negative, will impact our business and veterinarians willingness to try our product during the experimental phase.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common stock	10,000,000	4,863,250	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2019	Section 4(a)(2)	SAFE	$150,000	General operations
1/2019	Section 4(a)(2)	SAFE	$50,000	General operations
3/2019	Section 4(a)(2)	SAFE	$55,000	General operations
4/2019	Section 4(a)(2)	SAFE	$10,000	General operations
4/2019	Section 4(a)(2)	SAFE	$10,000	General operations
11/2019	Regulation D, Rule 506(c)	SAFE	$3,000	General operations
11/2019	Regulation D, Rule 506(c)	SAFE	$50,000	General operations
2/2020	Regulation D, Rule 506(c)	SAFE	$100,000	General operations
2/2020	Regulation Crowdfunding	SAFE	$467,864	General operations
3/2020	Regulation D, Rule 506(c)	SAFE	$10,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

LEAH Labs uses next generation technology to reprogram immune cells into cancer fighting machines.

In 5 years, LEAH Labs has the only treatment in canine oncology that can CURE cancer. We have diversified our portfolio and now treat multiple cancer types. The data we have generated and the platform we have built are licensed to a leading human immuno-oncology company. Life is good, and dogs are living the best lives they have ever had!

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

LifEngine Animal Health Laboratories Incorporated was incorporated in the State of Delaware in November 2018.

Since then, we have:

- We're developing the first cure for lymphoma in dogs.
- We've killed cancer in a test tube with our therapeutic; a CAR-T cell specific for B cell lymphoma.
- We use CRISPR to genetically engineer T cells, making them cancer fighting machines.
- We're a team of world leading experts in gene editing, immunotherapy, and veterinary oncology.
- CAR-T is the hottest area of cancer research today and is curing human patients with lymphoma.
- The total market for our product is over $1.5B.
- We've closed $163,000+ via Reg D since launching on Wefunder, and received a $35k non-dilutive grant on 1/31/2020, and a $100k non-dilutive grant on 4/7/2020.

Historical Results of Operations

[illegible]

FINANCIAL INFORMATION

[illegible]

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.leahlabs.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan
Appendix C: Financial Statements
- Financials 1

Appendix D: Director & Officer Work History
- Franklyn G. Prendergast
- Stephen C. Ekker
- Wesley A Wierson

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements
- Financials 1

Appendix D: Director & Officer Work History
- Franklyn G. Prendergast
- Stephen C. Ekker
- Wesley A Wierson

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

LifEngine Animal Health Laboratories Incorporated

By
Wesley Wierson
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Franklyn Prendergast
Director
5/11/2020

Wesley A. Wierson
CEO
5/11/2020

Wesley Wierson
Chief Executive Officer
5/1/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.